UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Federated National Holding Company

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

31422T101

(CUSIP Number)

J. Scott Perkins; 3801 PGA Boulevard, Suite 500, Palm Beach Gardens, Florida 33410; 561-741-0820

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31422T101	13G	Page 2 of 14

1.	NAMES OF REPORTING PERSONS Lighthouse Investment Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 850,674
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 850,674
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,674
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 31422T101	13G	Page 3 of 14

1.	NAMES OF REPORTING PERSONS North Rock Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 850,674
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 850,674
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,674
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 31422T101	13G	Page 4 of 14

1.	NAMES OF REPORTING PERSONS MAP 41 Segregated Portfolio, a segregated portfolio of LMA SPC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 850,674
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 850,674
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,674
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.	TYPE OF REPORTING PERSON (see instructions) FI

CUSIP No. 31422T101	13G	Page 5 of 14

1.	NAMES OF REPORTING PERSONS MAP 154 Segregated Portfolio, a segregated portfolio of LMA SPC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 850,674
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 850,674
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,674
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.	TYPE OF REPORTING PERSON (see instructions) FI

CUSIP No. 31422T101	13G	Page 6 of 14

1.	NAMES OF REPORTING PERSONS MAP 160 Segregated Portfolio, a segregated portfolio of LMA SPC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 850,674
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 850,674
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,674
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.	TYPE OF REPORTING PERSON (see instructions) FI

CUSIP No. 31422T101	13G	Page 7 of 14

1.	NAMES OF REPORTING PERSONS MAP 205 Segregated Portfolio, a segregated portfolio of LMA SPC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 850,674
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 850,674
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,674
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.	TYPE OF REPORTING PERSON (see instructions) FI

CUSIP No. 31422T101	13G	Page 8 of 14

1.	NAMES OF REPORTING PERSONS NR1 SP, a segregated portfolio of North Rock SPC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 850,674
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 850,674
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,674
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.	TYPE OF REPORTING PERSON (see instructions) FI

CUSIP No. 31422T101	13G	Page 9 of 14

Item 1.

(a)	Name of Issuer

The name of the issuer is Federated National Holding Company (herein referred to as “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices

The principal executive offices of the issuer are located at 14050 N.W. 14th Street, Suite 180, Sunrise, Florida.

Item 2.

(a)	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Lighthouse Investment Partners, LLC (“Lighthouse”)
ii)	North Rock Capital Management, LLC (“North Rock”)
iii)	MAP 41 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 41”)
iv)	MAP 154 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 154”)
v)	MAP 160 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 160”)
vi)	MAP 205 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 205”)
vii)	NR1 SP, a segregated portfolio of North Rock SPC (“NR1 SP”)

This Statement relates to the Issuer’s shares of common stock (“Shares”) directly beneficially owned by MAP 41, MAP 154, MAP 160, MAP 205, and NR1 SP. North Rock serves as the investment manager of MAP 41, MAP 154, MAP 160, MAP 205, and NR1 SP. North Rock is a wholly owned subsidiary and relying adviser of Lighthouse. Because North Rock and Lighthouse may be deemed to control MAP 41, MAP 154, MAP 160, MAP 205, and NR1 SP, North Rock and Lighthouse may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the power to direct the disposition of the Issuer’s Shares reported herein.

(b)	Address of the Principal Office or, if none, residence

The address of the business office of each of the Reporting Persons is 3801 PGA Boulevard, Suite 500, Palm Beach Gardens, Florida 33410.

(c)	Citizenship

Each of MAP 41, MAP 154, MAP 160, MAP 205, and NR1 SP is a Cayman Island SPC. North Rock and Lighthouse are Delaware limited liability companies.

(d)	Title of Class of Securities

The schedule 13G statement relates to common stock, par value $.01 per share of the Issuer (the “Stock”).

(e)	CUSIP Number

The CUSIP number for the Stock is 31422T101.

CUSIP No. 31422T101	13G	Page 10 of 14

Item 3. Filing pursuant to §240.13d-1(b)

If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.D. 78o):
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☑ An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a)	Amount Beneficially Owned: As of December 29, 2017, each of the Reporting Persons may be deemed the beneficial owner of 850,674 Shares.
(b)	Percent of Class: As of December 29, 2017, each of the Reporting Persons may be deemed the beneficial owner of approximately 6.5% of Shares outstanding.
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 850,674.
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of 850,674.
Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

CUSIP No. 31422T101	13G	Page 11 of 14

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 31422T101	13G	Page 12 of 14

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2018
Date

LIGHTHOUSE INVESTMENT PARTNERS, LLC	NORTH ROCK CAPITAL MANAGEMENT, LLC

/s/ J. Scott Perkins	/s/ J. Scott Perkins
Authorized Signatory	Authorized Signatory

MAP 41 SEGREGATED PORTFOLIO, A SEGREGATED PORTFOLIO OF LMA SPC	MAP 154 SEGREGATED PORTFOLIO, A SEGREGATED PORTFOLIO OF LMA SPC

/s/ J. Scott Perkins	/s/ J. Scott Perkins
Director	Director

MAP 160 SEGREGATED PORTFOLIO, A SEGREGATED PORTFOLIO OF LMA SPC	MAP 205 SEGREGATED PORTFOLIO, A SEGREGATED PORTFOLIO OF LMA SPC

/s/ J. Scott Perkins	/s/ J. Scott Perkins
Director	Director

NR1 SP, A SEGREGATED PORTFOLIO OF NORTH ROCK SPC

/s/ J. Scott Perkins
Director

CUSIP No. 31422T101	13G	Page 13 of 14

EXHBIT INDEX

Ex.	Page No.
A Joint Filing Agreement	14

CUSIP No. 31422T101	13G	Page 14 of 14

EXHBIIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of Federated National Holding Company dated as of January 24, 2018 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

LIGHTHOUSE INVESTMENT PARTNERS, LLC	NORTH ROCK CAPITAL MANAGEMENT, LLC

/s/ J. Scott Perkins	/s/ J. Scott Perkins
Authorized Signatory	Authorized Signatory

MAP 41 SEGREGATED PORTFOLIO, A SEGREGATED PORTFOLIO OF LMA SPC	MAP 154 SEGREGATED PORTFOLIO, A SEGREGATED PORTFOLIO OF LMA SPC

/s/ J. Scott Perkins	/s/ J. Scott Perkins
Director	Director

MAP 160 SEGREGATED PORTFOLIO, A SEGREGATED PORTFOLIO OF LMA SPC	MAP 205 SEGREGATED PORTFOLIO, A SEGREGATED PORTFOLIO OF LMA SPC

/s/ J. Scott Perkins	/s/ J. Scott Perkins
Director	Director

NR1 SP, A SEGREGATED PORTFOLIO OF NORTH ROCK SPC

/s/ J. Scott Perkins
Director